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	July 6, 2009	TORONTO
WASHINGTON, D.C.

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          First Eagle Funds (the Trust)

First Eagle Fund of America (the Fund)
PRE14A Filing- Proxy Statement

Ladies and Gentlemen:

On behalf of First Eagle Fund of America, a portfolio of First Eagle Funds, we herewith transmit for your review the enclosed Proxy Statement as a PRE14A filing pursuant to Section 14(a) of the Securities Exchange Act of 1934.

This Proxy Statement is being filed for the purpose of obtaining approval by Fund shareholders of a new subadvisory agreement between the Trust’s investment adviser and the Trust’s subadviser with respect to the Fund.  Such approval is necessary as a result of a change in ownership of the subadviser and resulting “assignment” of the previous subadvisory agreement under Section 15(a) of the Investment Company Act of 1940.

If you have any questions or comments concerning the Proxy Statement, please call me at (212) 848-7669 or Nathan J. Greene at (212) 848-4668.

Very truly yours,

/s/ John D. Reiss
John D. Reiss
Enclosures

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners